Issuer Free Writing Prospectus
Relating to S-3 Registration Statement
Filed Pursuant to Rule 433
Registration Statement Nos. 333-141366 and 333-141366-01
June 15, 2007

RSB BONDCO LLC
Issuing Entity
BALTIMORE GAS AND ELECTRIC COMPANY
Depositor, Sponsor and Initial Servicer
Up to $623,200,000*

Rate Stabilization Bonds, Series A
Transaction Summary

RSB BondCo LLC (the “Issuing Entity”), a special purpose bankruptcy-remote Delaware limited liability company, wholly owned by Baltimore Gas and Electric Company (“BGE”), the depositor, sponsor and initial servicer, is issuing up to $623,200,000* of Rate Stabilization Bonds, Series A in 3 tranches (the “Bonds”). The Bonds are obligations of the Issuing Entity and are supported by a statutorily-created property right (the “Rate Stabilization Property”), which includes the right to impose, collect and receive a special irrevocable, non-bypassable charge (the “Qualified Rate Stablization Charge”) paid by all existing and future residential electric customers located in BGE’s service territory (approximately 1.1 million residential electric customers as of December 31, 2006) based on their consumption of electricity as discussed below.

The Maryland Public Service Commission (the “PSC”) requires that the Qualified Rate Stabilization Charge be adjusted semi-annually, or more frequently as necessary, and quarterly to the extent Bonds remain outstanding after the scheduled maturity date of the last tranche, to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest on the Bonds, and certain ongoing costs of administering and servicing the Bonds, as described further below.  The Qualified Rate Stabilization Charge adjustment mechanism is referred to as the “True-Up Mechanism.”

A special statute, Public Utility Companies Article Sec. 7-520 et seq., enacted in the State of Maryland in June 2006 (the “Rate Stabilization Act”), among other things, authorizes BGE to recover its deferred rate stabilization costs, incurred in providing standard offer service to residential electric customers, using rate stablilization bonds supported by irrevocable qualified rate orders issued by the PSC.  Pursuant to the Rate Stabilization Act, the PSC issued an irrevocable qualified rate order (Order No. 81181) (the “QRO”) to BGE on December 28, 2006.  Pursuant to the QRO, BGE established the Issuing Entity as a bankruptcy-remote special purpose subsidiary company to issue one or more series of Bonds.  In the QRO, the PSC also authorized the Qualified Rate Stabilization Charge to be imposed on all existing and future residential electric customers located in BGE’s service territory to pay principal and interest on the Bonds and other administration and servicing expenses related to the Bonds.  BGE, as servicer, will collect the Qualified Rate Stabilization Charge on behalf of the Issuing Entity and remit the Qualified Rate Stabilization Charge collections daily to the trustee.

The Bonds will not be an obligation of BGE or any of its affiliates (other than the Issuing Entity).  The Bonds will not be a debt or general obligation of the State of Maryland, the PSC or any other governmental agency or instrumentality, and are not a charge on the full faith and credit or taxing power of the State of Maryland or any other governmental agency or instrumentality.

The PSC and its financial advisor, Public Resources Advisory Group, have had discussions with BGE regarding the structuring and pricing of the Bonds.

This Preliminary Term Sheet has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any Bonds in any jurisdiction where such offer or sale is prohibited.  Please read the important information and qualifications on page 13 of this Preliminary Term Sheet.

* Preliminary; subject to change.

RSB BONDCO LLC
Issuing Entity

BALTIMORE GAS AND ELECTRIC COMPANY
Depositor, Sponsor and Initial Servicer

Up to $623,200,000*

Rate Stabilization Bonds, Series A

Summary of Terms

Anticipated Tranche Structure*

Tranche[1]	Expected Average Life[2] (Years)	Principal Amount Offered ($)	Interest Rate (%)	Scheduled Maturity Date[3]	Scheduled Semi-annual Payments Begin	Number of Scheduled Semi-annual Payments
A-1	3.00	284,000,000*		10/1/2012	4/1/2008	10
A-2	7.00	220,000,000*		4/1/2016	10/1/2012	8
A-3	9.27	119,200,000*		4/1/2017	4/1/2016	3

Issuing Entity and Capital Structure
The Issuing Entity is a special purpose bankruptcy-remote Delaware limited liability company.  BGE is its sole member and owns all of the Issuing Entity’s equity interests.  The Issuing Entity was formed solely to purchase and own the Rate Stabilization Property (and similar property), to issue one or more series of rate stabilization bonds and to perform activities incidental thereto.

In addition to the Rate Stabilization Property, the Issuing Entity will be capitalized with an upfront deposit of 0.5% of the Bonds’ original principal amount (to be held in the capital subaccount).  The Issuing Entity has also created an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all payments on the Bonds have been made.

Securities Offered
Up to $623,200,000* Rate Stabilization Bonds, Series A, scheduled to pay principal semi-annually and sequentially in accordance with the expected amortization schedule.  No tranche will receive principal payments until all tranches of a higher payment priority have been paid in full unless there is an acceleration of the Bonds following an event of default, in which case principal will be paid to all tranches on a pro rata basis. See “Expected Amortization Schedule.”

Required Ratings	Aaa/AAA/AAA by Moody’s, S&P and Fitch, respectively.
Payment Dates and Interest Accrual

Semi-annually, on April 1 and October 1.  Interest will be calculated at a fixed rate on a 30/360 basis.  The first scheduled payment date is April 1, 2008.  Interest is due on each payment date and principal is due upon the legal final maturity date for

____________________
1 Each tranche pays principal sequentially but interest simultaneously.

2  Assumes an issuance date of June 29, 2007.

3  The legal final maturity date (i.e., the date by which the principal must be repaid to prevent a default) of the A-1 and A-2 tranches is two years after the scheduled maturity date for those tranches.  The legal final maturity date of the A-3 tranche will be June 28, 2019.

* Preliminary; subject to change.

each tranche.
Optional Redemption	None. Non-call for the life of the Bonds.
Average Life Profile	Stable. Prepayment is not permitted; there is no prepayment risk. Extension risk is possible but is expected to be statistically insignificant.
Credit/Security/Collateral
The Bonds are secured only by the Issuing Entity’s assets, consisting principally of the Rate Stabilization Property relating to the Bonds and funds on deposit in the collection account for the Bonds and related subaccounts.  The QRO requires that the Qualified Rate Stabilization Charge be set and adjusted at least semi-annually to collect amounts expected to be sufficient to timely provide all scheduled payments of principal and interest and certain ongoing costs of administering and servicing the Bonds.  The Issuing Entity's rights under various transaction documents are also pledged to secure the Bonds.

Rate Stabilization Property
The Rate Stabilization Property consists of all of the Issuing Entity's rights under the Rate Stabilization Act and the QRO, including the irrevocable right to impose, collect and receive a non-bypassable consumption-based Qualified Rate Stabilization Charge from all existing and future residential electric customers (approximately 1.1 million residential electric customers as of December 31, 2006) in BGE’s service territory, and the right to implement the True-Up Mechanism.  The Rate Stabilization Property is a present property right created under the Rate Stabilization Act by the QRO and protected by the State Pledge described below.

Credit Enhancement
•  Mandatory true-ups effected through filings made with the PSC provide adjustments to the Qualified Rate Stabilization Charge at least semi-annually (and quarterly to the extent Bonds remain outstanding after the scheduled maturity date of the last tranche).

•  Capital subaccount (0.50% of original principal amount of each series of Bonds on the issuance date).

•  Excess funds subaccount, which will hold any excess Qualified Rate Stabilization Charge collections.

•  Certain retail electric providers in BGE’s service territory that could bill and collect the Qualified Rate Stabilization Charge would be required to provide a cash deposit or comparable security to provide for payment of such Qualified Rate Stabilization Charge collections in the event of default by such retail electric providers.

State Pledge
The State of Maryland has pledged in the Rate Stabilization Act that it will not take or allow any action that would impair the value of the Rate Stabilization Property, or reduce, alter or impair the Qualified Rate Stabilization Charge until the Bonds are fully repaid or discharged, other than pursuant to the True-Up Mechanism to correct any overcollections or undercollections.

Qualified Rate Stabilization Charge Is Non-bypassable
The Qualified Rate Stablization Charge is a statutorily-created, non-bypassable, consumption-based per kilowatt hour charge.  The Qualified Rate Stablization Charge is irrevocable and payable by all residential electric customers located within BGE’s service territory as it existed at the date of adoption of the QRO.

Non-bypassable means that these charges are collected from existing and future residential electric customers located within BGE’s service territory at the date of adoption of the QRO, subject to certain limitations specified in the Rate Stablization Act and the QRO.  The Issuing Entity is generally entitled to collect the Qualified Rate Stablization Charge from residential electric customers even if those customers elect to purchase electricity from another supplier, or if another entity, including a municipality, succeeds for any reason to the interests and obligations of BGE or otherwise provides electric delivery service to residential electric customers in BGE’s service territory.

The Qualified Rate Stablization Charge is calculated to (a) generate expected Qualified Rate Stabilization Charge collections sufficient to pay expenses, interest and principal according to the expected amortization schedule and fund or replenish the capital subaccount to the required level and (b) reflect revised assumptions of electricity usage, write-offs and delinquencies.

For summary historical information regarding BGE’s residential electric sales and revenues and customers, see Table 1 on page 12 hereof.

True-up Mechanism for Payment of Scheduled Principal and Interest
The Rate Stabilization Act and the QRO require that the Qualified Rate Stabilization Charge on all residential electric customers be adjusted at least semi-annually, or more often as necessary, and quarterly to the extent Bonds remain outstanding after the scheduled maturity date of the last tranche, to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest on the Bonds and certain ongoing administration and servicing costs related to the Rate Stabilization Property.

There is no “cap” on the level of the Qualified Rate Stabilization Charge that may be imposed on residential electric customers.  In no event, however, will the Qualified Rate Stabilization Charge imposed on residential electric customers be assessed for services provided after 12 years from the issuance of the Bonds.

Initial Qualified Rate Stabilization Charge as a Percent of Residential Electric Customer’s Total Electricity Bill
The initial qualified rate stabilization charge of $0.00635 per kWh would represent approximately 5% of the total bill received by a 1,000 kWh residential electric customer in BGE’s service territory as of June 1, 2007.

Tax Treatment	Fully taxable; treated as debt of BGE for U.S. federal income tax purposes.
Type of Offering	SEC registered.
ERISA Eligible	Yes, as described in the prospectus.
20% International Risk Weighting
If held by financial institutions subject to regulation in countries (other than the United States) that have adopted the 1988 International Convergence of Capital Measurement and Capital Standards of the Basel Committee on Banking Supervision (as amended, the “Basel Accord”), the Bonds may attract the same risk weighting as “claims on” or “claims guaranteed by” non-central government bodies within those countries, which are accorded a 20% risk weighting.

We have been informed that the United Kingdom’s Financial Services Authority has issued individual guidance in respect of the Basel Accord to one or more investors in transactions not involving BGE or its affiliates that an investment in bonds issued under a Texas statute similar to the Rate Stabilization Act can be accorded a 20% risk weighting, which is similar to the risk weighting assigned to U.S. Agency corporate securities (FNMA, FHLMC, etc.).

We note that the United Kingdom has, since January 1, 2007 and the issuance of the guidance discussed above, implemented the International Convergence of Capital Measurement and Capital Standards:  A Revised Framework (as amended, “Basel II”).  There is a transitional period for full implementation of the Basel II framework in the United Kingdom, but, in any case, the individual guidance discussed above will lapse on December 31, 2007 at the latest and may no longer be relied upon by its original addressee beyond that point.

Under the new framework established by Basel II, the Bonds may also attract a risk weighting of 20% on the basis that the Bonds are rated in the highest rating category by a major credit rating agency.  It is a condition of issuance of the Bonds that they be rated “Aaa” by Moody’s, “AAA” by S&P and “AAA” by Fitch.  In the alternative, under the new framework established by Basel II, the Bonds may attract the same risk weighting if they are considered to be “guaranteed” by a non-governmental public sector entity.  We note, however, that the analysis may be different than that under the Basel Accord.

We note that the timetable for the implementation of Basel II differs from country to country and it may not always be clear which regime—the Basel Accord or Basel II, or any transitional regime—may be applicable at any particular time.

However, we cannot assure you that the Bonds would attract a risk weighting of 20% under any national law, regulation or policy implementing the Basel Accord, Basel II or any transitional regime. Before acquiring any Bonds, prospective investors that are banks or bank holding companies, particularly those that are organized under the laws of any country other than the United States or of any state, territory or other political subdivision of the United States, and prospective investors that are U.S. branches and agencies of foreign banks, should consult all applicable laws, regulations and policies, as well as appropriate regulatory bodies and legal counsel, to determine that an investment in the Bonds is permissible and in compliance with any applicable investment or other limits.

OTHER CONSIDERATIONS
PSC Financial Advisor	Public Resources Advisory Group
Bookrunners	Barclays Capital Citi Morgan Stanley RBS Greenwich Capital
SETTLEMENT
Indenture Trustee	Deutsche Bank Trust Company Americas
Parent/Servicer/Sponsor/ Depositor
BGE, a subsidiary of Constellation Energy Group, Inc. (“Constellation”), is an electric transmission and distribution utility company and a gas distribution utility company with a service territory that covers the City of Baltimore and all or part of ten counties in central Maryland.  BGE is regulated by the PSC and the Federal Energy Regulatory Commission with respect to rates and other aspects of its business.  BGE's electric service territory includes an area of approximately 2,300 square miles.  The Bonds do not constitute a debt, liability or other legal obligation of BGE or Constellation or any of their affiliates other than RSB BondCo LLC. BGE, acting as the initial servicer, and any successor or assignee servicer, will service the Rate Stabilization Property securing the Bonds under a servicing agreement with the Issuing Entity.

Expected Settlement	June 29, 2007, settling flat. DTC, Clearstream and Euroclear.
Use of Proceeds
To pay the expenses of the issuance and sale of the Bonds and to purchase the Rate Stabilization Property relating to the Bonds from BGE.  In accordance with the QRO, BGE will use the proceeds from the sale of the Rate Stabilization Property to finance or recover its rate stabilization costs.

More Information	For a complete discussion of the proposed transaction, please read the prospectus when available.

PARTIES TO TRANSACTIONS AND RESPONSIBILITIES

The following diagram shows the parties to the transaction related to this offering and summarizes their roles and their relationships to each other:

*	Currently, there are no retail electric providers billing residential electric customers directly, although retail electric providers may do so in the future.

**	Payments of principal and interest will follow payment of certain fees and operating expenses.

FLOW OF FUNDS TO BONDHOLDERS

*
As of December 31, 2006, BGE had approximately 1.1 million residential electric customers.  During the 12 months ended December 31, 2006, BGE’s total residential electric deliveries comprised approximately 40.2% of its total electric deliveries.

**	Currently, there are no retail electric providers billing residential electric customers directly, although retail electric providers may do so in the future.

***	Payments of principal and interest will follow payment of certain fees and operating expenses.

Key Questions and Answers on True-Up Mechanism

Q1:	Could the QRO be rescinded or altered?

A:          No.  The Rate Stabilization Act and the QRO provide that the QRO is irrevocable.

Q2:	Could the Rate Stabilization Act be repealed or altered in a manner that will impair the value of the security or prevent timely repayment of the Bonds?

A:    Not without potentially violating the State pledge in the Rate Stabilization Act.  Any such action by the State of Maryland or the PSC that impairs the value of the security or timely repayment of the Bonds would violate the State’s pledge in the Rate Stabilization Act not to take such action, unless the State of Maryland or the PSC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting BGE’s Maryland service territory, or if the State of Maryland otherwise acts in the valid exercise of the State’s police power.

Q3:
Are there any reasonably foreseeable circumstances in which the True-Up Mechanism would not be required to be applied to customer bills, e.g., economic recession, temporary power shortages, blackouts, or bankruptcy of the parent company?

A:    No.  Once the Bonds are issued, the provisions of the irrevocable QRO that relate to the Bonds (including the True-Up Mechanism) are unconditional.  The Rate Stabilization Act and the QRO require that the Qualified Rate Stabilization Charge on all residential electric customers be adjusted at least semi-annually, or more often as necessary, and quarterly to the extent Bonds remain outstanding after the scheduled maturity date of the last tranche, to ensure the expected recovery of amounts sufficient to provide timely payment of scheduled principal and interest on the Bonds.  The adjusted Qualified Rate Stabilization Charge will immediately be reflected on the customer’s next bill.  Under the QRO, BGE, as servicer, must file the true-up adjustment with the PSC, and the PSC will confirm the mathematical accuracy of the true-up adjustment within 15 days of filing.  Any errors identified by the PSC will be corrected in the next true-up adjustment.

Q4:	Can customers avoid paying the Qualified Rate Stabilization Charge if they switch electricity providers?

A:    No.  Non-bypassable means that these charges are collected from existing residential electric customers of BGE and future residential electric customers located within BGE’s service territory at the date of adoption of the QRO, subject to certain limitations specified in the Rate Stabilization Act and the QRO.  The Issuing Entity is generally entitled to collect the Qualified Rate Stabilization Charge from residential electric customers even if those customers elect to purchase electricity from another supplier, or if another entity, including a municipality, succeeds for any reason to the interests and obligations of BGE or otherwise provides electric delivery service to residential electric customers in BGE’s service territory.

Q5:	Is there any cap or limit on the amount of the transition charge for any customer?

A:    No.  In no event, however, will the Qualified Rate Stabilization Charge imposed on residential electric customers be assessed for services provided after 12 years from the issuance of the Bonds.

Q6:	What happens if, for any reason, electricity usage and, as a result, related Qualified Rate Stabilization Charge collections, are less than projected at any time over the life of the Bonds?

A:    The Qualified Rate Stabilization Charge is calculated to (a) generate expected Qualified Rate Stabilization Charge collections sufficient to pay expenses, interest and principal according to the expected amortization schedule and fund or replenish the capital subaccount to the required level and (b) reflect revised assumptions of electricity usage, write-offs and delinquencies.  The Rate Stabilization Act and the QRO require that the Qualified Rate Stabilization Charge on all residential electric customers be adjusted at least semi-annually, or more often as necessary, and quarterly to the extent Bonds remain outstanding after the scheduled maturity date of the last tranche, to ensure the expected recovery of amounts sufficient to provide timely payment of scheduled principal and interest on the Bonds.

Q7:	What if residential electric customers leave BGE’s service territory or fail to pay the Qualified Rate Stabilization Charge?

A:    In the event customers leave BGE’s service territory or fail to pay the Qualified Rate Stabilization Charge the True-Up Mechanism allows the Issuing Entity to recalculate the Qualified Rate Stabilization Charge such that those residential electric customers who do pay will make up the difference.

EXPECTED AMORTIZATION SCHEDULE

Outstanding Principal Amount Per Tranche*

Semi-Annual Payment Date	Tranche A-1 Balance	Tranche A-2 Balance	Tranche A-3 Balance
6/29/2007	284,000,000	220,000,000	119,200,000
4/1/2008	251,147,488	220,000,000	119,200,000
10/1/2008	225,773,339	220,000,000	119,200,000
4/1/2009	199,185,443	220,000,000	119,200,000
10/1/2009	172,316,247	220,000,000	119,200,000
4/1/2010	144,282,204	220,000,000	119,200,000
10/1/2010	115,926,471	220,000,000	119,200,000
4/1/2011	86,273,891	220,000,000	119,200,000
10/1/2011	56,255,454	220,000,000	119,200,000
4/1/2012	24,982,323	220,000,000	119,200,000
10/1/2012	-	213,247,968	119,200,000
4/1/2013	-	180,215,385	119,200,000
10/1/2013	-	146,608,497	119,200,000
4/1/2014	-	111,665,142	119,200,000
10/1/2014	-	76,055,636	119,200,000
4/1/2015	-	39,080,909	119,200,000
10/1/2015	-	1,349,098	119,200,000
4/1/2016	-	-	81,425,243
10/1/2016	-	-	41,426,899
4/1/2017	-	-	-

*Preliminary; subject to change.

 True-up Mechanism for Payment of Scheduled Principal and Interest

The Rate Stabilization Act and the QRO mandate that the Qualified Rate Stabilization Charge be adjusted at least semi-annually, and more often as necessary, to correct any undercollections or overcollections in the preceding six months, including any caused by the default of retail electric providers.  In addition, to the extent any Bonds remain outstanding after the scheduled maturity date of the last tranche, BGE must make quarterly true-up adjustments.  These adjustments are intended to ensure the expected recovery of amounts sufficient to timely provide all scheduled payments of principal and interest and other required amounts and charges in connection with the Bonds and to replenish the capital subaccount to its required level.  Neither the Rate Stabilization Act nor the QRO cap the level of the Qualified Rate Stabilization Charge that may be imposed on residential electric customers as a result of the true-up process.  In no event, however, will the Qualified Rate Stabilization Charge imposed on residential electric customers be assessed for services provided after 12 years from the issuance of the Bonds.

The following describes the mechanics for implementing the True-up Mechanism with respect to all residential electric customers:

MANDATORY SEMI-ANNUAL TRUE-UP ADJUSTMENTS FOR PAYMENT OF SCHEDULED PRINCIPAL AND INTEREST

STEP 1:    Semi-annually, beginning November 29, 2007, BGE updates the data and assumptions underlying the calculation of the Qualified Rate Stabilization Charge, including projected electricity usage and scheduled principal and interest payments and all other permitted costs of the transaction (the “Required Payments”) during the next 12-month period.

STEP 2:    BGE calculates the undercollections or overcollections for the previous six-month period and calculates the amount needed to correct such undercollections or overcollections during the forthcoming 12-month period.

STEP 3:    BGE sums the Required Payments and the amount needed to correct undercollections or overcollections during the prior six-month period, to determine the appropriate level of the Qualified Rate Stabilization Charge for the upcoming 12-month period.

STEP 4:    BGE makes a true-up adjustment filing with the PSC, specifying any adjustments to the related Qualified Rate Stabilization Charge as may be necessary.  Under the QRO, BGE must implement the adjustment not less than 15 days after filing, subject to correction of mathematical errors in the calculation of such adjustment in future true-up adjustment filings.  The PSC will have 15 days after the date of a true-up adjustment filing in which to confirm the mathematical accuracy of the adjustment.

INTERIM TRUE-UP ADJUSTMENTS FOR PAYMENT OF SCHEDULED PRINCIPAL AND INTEREST

BGE will also be required to implement interim true-up adjustments more frequently than semi-annually in the following instances:

•
if BGE determines that Qualified Rate Stabilization Charge collections for the upcoming payment date would result in a variance of more than 5% in absolute value between (i) the actual amounts on deposit in the excess funds subaccount and the actual outstanding principal amounts of the Bonds and (ii) the outstanding principal amounts of the Bonds set forth in the expected amortization schedule; or

•	to meet any rating agency requirement that the Bonds be paid in full at scheduled maturity.

BGE may also be required to implement interim true-up adjustments more frequently than semi-annually to correct any undercollection or overcollection of the Qualified Rate Stabilization Charge, regardless of cause, in order to ensure timely payment of the Bonds based on rating agency and bondholder considerations.

STABLE AVERAGE LIFE

Changes in the expected weighted average lives of the tranches of the Bonds in relation to variances in actual energy consumption levels (residential electric sales) from forecast levels are shown below.  Severe stress cases on electricity consumption result in no measurable changes, if any, in the weighted average lives of each tranche.  There can be no assurance that the weighted average lives of the various tranches of the bonds will be as shown in the table below.

Weighted Average Life (Years)

For the purposes of preparing the above chart, the following assumptions, among others, have been made:  (i) the forecast error stays constant over the life of the Bonds and is equal to an overestimate of electricity consumption of 5% (1.51 standard deviations from the mean) or 15% (4.61 standard deviations from the mean) and (ii) the servicer makes timely and accurate filings to true-up the qualified rate stabilization charges at least semi-annually.  There can be no assurance that the weighted average lives of the Bonds will be as shown.

Table 1

Historical BGE Electric Sales, Retail Electric Revenues and Retail Customer Statistics1

Billed Residential Revenues ($000s)	2006	2005	2004	2003	2002
	1,092.1	1,066.6	1,015.8	959.0	946.6
Number of Residential Electric Customers (000s)	2006	2005	2004	2003	2002
	1,093.3	1,084.1	1,072.1	1,061.7	1,052.3
Billed Residential Electric Consumption (GWh)	2006	2005	2004	2003	2002
	12,886	13,762	13,313	12,754	12,652
Annual Variances for Billed Residential Energy Sales (GWh)	2006	2005	2004	2003	2002
Forecast	13,365	13,120	12,716	12,626	12,412
Actual	12,886	13,762	13,313	12,754	12,652
Percent Variance	(3.58)%	4.89%	4.70%	1.02%	1.93%

Write-Offs	2006	2005	2004	2003	2002
Net Write-offs ($000s)	7,601	5,971	7,445	4,833	7,941
Net Write-offs as % Billed Revenues	0.7%	0.6%	0.7%	0.5%	0.8%

____________________
1       Numbers may not total due to rounding.

Page12 of 16

The Issuing Entity and BGE have filed a registration statement (including a prospectus and prospectus supplement) (Registration No. 333-141366), as amended, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents that have been filed with the SEC for more complete information about the Issuing Entity and BGE and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  You can also obtain copies of the registration statement from the SEC upon payment of prescribed charges, or you can examine the registration statement free of charge at the SEC’s offices at 100 F Street, N.E., Washington, D.C. 20549.  Alternatively, you may request the prospectus and prospectus supplement by calling Barclays Capital Inc.
toll free at 1-888-227-2275, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Greenwich Capital Markets, Inc. toll free at 1-866-884-2071 or Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

This Preliminary Term Sheet is not required to contain all information that is required to be included in the prospectus and prospectus supplement that has been prepared and provided to you for the securities offering to which this Preliminary Term Sheet relates.  The prospectus and prospectus supplement contain material information not contained herein, and the prospective purchasers are referred to the prospectus and prospectus supplement, including the final prospectus and prospectus supplement.  The prospectus and prospectus supplement contain all material information in respect to the bonds.  This Preliminary Term Sheet is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this Preliminary Term Sheet is preliminary and may be superseded by an additional term sheet provided to you prior to the time you enter into a contract of sale.  This Preliminary Term Sheet is being delivered to you solely to provide you with information about the offering of the securities referred to herein.  The securities are being offered when, as and if issued.  In particular, you are advised that these securities are subject to modification or revision (including, among other things, the possibility that one or more tranches of securities may be split, combined or eliminated), at any time prior to the availability of a final prospectus.

Any legends, disclaimers or other notices that may appear at the bottom of the email communication to which this Preliminary Term Sheet is attached relating to (1) these materials not constituting an offer (or a solicitation of an offer), (2) no representation that these materials are accurate or complete and may not be updated or (3) these materials possibly being confidential are not applicable to these materials and should be disregarded to the extent inconsistent with any legends or other information contain herein.  Such legends, disclaimers or other notices have been automatically generated as a result of these materials having been sent via Bloomberg or another system.

Neither the SEC nor any state securities commission has approved or disapproved of the Bonds or determined if this Preliminary Term Sheet is truthful or complete.  Any representation to the contrary is a criminal offense.

Price and availability of the Bonds are subject to change without notice.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF SINGAPORE

Each Underwriter acknowledges that this Preliminary Term Sheet has not been registered as a Prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter represents, warrants and agrees that it has not offered or sold any bonds or caused the Bonds to be made the subject of an invitation for subscription or purchase, and will not offer or sell any bonds or cause the Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute this Preliminary Term Sheet or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (ii) to a relevant person pursuant to Section 275(1) or any person pursuant to Section 275(1a) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 by a relevant person which is:

(a)           a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)           a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

Shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 except:

(1)           to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than s$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)           where no consideration is or will be given for the transfer; or

(3)           where the transfer is by operation of law the Prospectus relating to the Bonds (“Prospectus”) will, prior to any sale of securities pursuant to the provisions of Section 106D of the Companies Act (Cap. 50), be lodged, pursuant to said Section 106D, with the Registrar of Companies in Singapore, which will take no responsibility for its contents. However, neither this Preliminary Term Sheet nor the Prospectus has been and nor will they be registered as a Prospectus with the Registrar of Companies in Singapore. Accordingly, the Bonds may not be offered, and neither this Preliminary Term Sheet nor any other offering document or material relating to the Bonds may be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than to institutional investors or other persons of the kind specified in Section 106C and Section 106D of the Companies Act or any other applicable exemption invoked under Division 5A of Part IV of the Companies Act. The first sale of securities acquired under a Section 106C or Section 106D exemption is subject to the provisions of Section 106E of the Companies Act.

NOTICE TO RESIDENTS OF THE PEOPLE’S REPUBLIC OF CHINA

The Bonds have not been and will not be registered under the Securities Law of the People’s Republic of China (as the same may be amended from time to time) and are not to be offered or sold to persons within the People’s Republic of China (excluding the Hong Kong and Macau Special Administrative Regions) unless permitted by the laws of the People’s Republic of China.

NOTICE TO RESIDENTS OF JAPAN

The Bonds have not been and will not be registered under the Securities and Exchange Law of Japan (the “SEL”), and may not be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the SEL, and in compliance with the other relevant laws and regulations of Japan.

NOTICE TO RESIDENTS OF HONG KONG

Each Underwriter has represented and agreed that:

It has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any bonds other than (a) to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder; or (b) in circumstances that do not result in the document being a “Prospectus” as defined in the Companies Ordinance (Cap. 32) of the laws of Hong Kong or that do not constitute an offer to the public within the meaning of that Ordinance;

No invitation, advertisement, invitation or document relating to the Bonds may be issued, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to bonds that are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined under the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong and any rules made thereunder that Ordinance.

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of bonds to the public in that Relevant Member State prior to the publication of a Prospectus in relation to the Bonds which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of bonds to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)    in any other circumstances which do not require the publication by the issuing entity of a Prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of certificates to the public” in relation to any bonds in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM

Each Underwriter has represented and agreed that:

(a)           it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (the “FSMA”)) received by it in connection with the issue or sale of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to the issuing entity; and

(b)           it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

NOTICE TO RESIDENTS OF MALAYSIA

The Bonds have not been and will not be registered with the Securities Commission of Malaysia under the Securities Industry Act of 1983 or the Commission Act 1993 of Malaysia (as each may be amended from time to time) and are not to be offered or sold to persons within Malaysia unless permitted by the laws of Malaysia.

NOTICE TO RESIDENTS OF TAIWAN

The Bonds have not been and will not be registered under the Securities and Exchange Act of Taiwan (as the same may be amended from time to time) and are not to be offered or sold to persons within Taiwan unless permitted by the laws of Taiwan.

NOTICE TO RESIDENTS OF KOREA

The Bonds have not been and will not be registered under the Securities and Exchange Act of Korea and none of the Bonds may be offered or sold, directly or indirectly, in Korea or to any resident of Korea or to any persons for the reoffering or resale, directly or indirectly, in Korea or to any resident of Korea, except pursuant to applicable laws and regulations of Korea.  None of the Underwriters or any of their respective affiliates makes any representation with respect to the eligibility of any recipients of these materials or of the Bonds to acquire the Bonds under the laws of Korea, including, without limitation, the Foreign Exchange Transaction Regulations of Korea.  In addition, any recipient or purchaser of the Bonds represents that it is purchasing or acquiring the Bonds as principal for its own account.  For a period of one year from the issue date of the Bonds, neither the holder of the Bonds nor any resident of Korea may transfer the Bonds in Korea or to any resident of Korea unless such transfer involves all of the Bonds held by it.  Also, for a period of one year from the issue date of the Bonds, the face amount of each certificate representing the Bonds held by a resident of Korea shall not be subdivided into more than one such certificate representing the Bonds. Furthermore, the purchaser of the Bonds shall comply with all applicable regulatory requirements (including but not limited to requirements under the Foreign Exchange Transaction laws) in connection with the purchase of the Bonds.  For the avoidance of doubt, it is the sole responsibility of the recipient or purchaser of the Bonds to determine whether such recipient or purchaser is eligible for the acquisition of the Bonds under applicable laws and regulations of Korea, and whether such recipient or purchaser will have complied with all applicable Korean legal and regulatory requirements in connection with the purchase of the Bonds.